October 12, 2018

James Bedal
Chief Executive Officer
Bare Metal Standard, Inc.
3604 S. Banner St.
Boise, ID 83709

       Re: Bare Metal Standard, Inc.
           Post-Effective Amendment to Form S-1
           Filed September 27, 2018
           File No. 333-210321

Dear Mr. Bedal:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-effective amendment filed September 27, 2018

General

1. We note that you filed post-effective amendment no. 1, dated March 29, 2017, to this registration statement for the apparent purpose of deregistering all unsold securities covered under this offering following the close of the offering on March 27, 2017. In addition, we note that there are outstanding comments on post-effective amendment no. 1 contained in our comment letter dated April 10, 2017. Please respond to those comments and, in doing so, please note that, if the offering is terminated, as disclosure in your first
       POSAM suggests, then a filing to deregister the unsold securities would be expected. If your intention is to revive a public offering that you indicated was closed in 2017, please
 James Bedal
Bare Metal Standard, Inc.
October 12, 2018
Page 2
      file a new registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any other questions.



                                                          Sincerely,

FirstName LastNameJames Bedal                             Division of
Corporation Finance
                                                          Office of
Manufacturing and
Comapany NameBare Metal Standard, Inc.
                                                          Construction
October 12, 2018 Page 2
cc:       Frederick C. Bauman
FirstName LastName